 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number:  001-162171

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company"), dated August 8, 2011, announcing the Company's dividend and earnings information for the second quarter of 2011.

The section of this Report on Form 6-K containing the Company's condensed statements of operation, condensed balance sheets, condensed statements of cash flow and reconciliation of non-GAAP financial matters is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-162171) filed on September 28, 2009 and Form F-3ASR (Registration No. 333-158212) filed on March 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: August 8, 2011	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker's 2Q2011 Report. Dividend in 2Q2011 the same as in 1Q2011. The Company Announces Dividend for the 56th Consecutive Quarter.

Hamilton, Bermuda, August 8, 2011

Nordic American Tankers Limited ("NAT" or "the Company") today announced that the Company has declared a dividend of $0.30 per share for 2Q2011which is the same as for 1Q2011. The relative position of the Company improved in 2Q2011 compared with many of its competitors. NAT is in a very strong financial position and must be differentiated from shipping companies with weak balance sheets. These levered companies are unable to maintain their dividend payments in the weak market which prevailed during 2Q2011. Furthermore, NAT has a large credit facility available as explained later in this report. NAT is firmly committed to protecting its underlying earnings and dividend potential.

The Company will pay the dividend on or about August 31st, 2011 to shareholders of record as of August 19th, 2011. Starting in the fall of 1997, when NAT acquired its first three vessels, the company has paid a quarterly dividend for 56 consecutive quarters. Including the dividend for 2Q2011, the total dividend payment over this period amounts to $42.44 per share.

During the fourth quarter of 2010 our operating fleet stood at 15 vessels. By the end of October this year the Company expects to have 19 trading vessels, bolstering our earnings and dividend capacity following this expansion. Our fleet will include two newbuildings from Samsung Shipyard in Korea, one to be delivered in August and the second in October. Both newbuildings are fully financed.  The Company remains committed to its strategy of accretive growth through acquisitions and a strong balance sheet. This disciplined approach is particularly important in a soft market.

Key points to consider:

·	We will maintain our dividend payout policy. The Board has declared a dividend of $0.30 per share for 2Q2011, the same as for 1Q2011.

·
Earnings per share in 2Q2011 were -$0.21 compared with -$0.15 in 1Q2011. It should be noted that the operating cashflow of the Company is positive in this weak market. Operating cash flow was $7.7m in 2Q2011 compared with $10.6m in 1Q2011.

·	In 2Q2011 the total off hire (out of service) was 10 days for the entire trading fleet – an excellent performance as nine out of the 10 days were planned offhire.

·	We continue to focus on cost efficiency - both in administration and onboard our vessels. The average daily operating costs per vessel were lower in 2Q2011 than the average in 2010.

·	The Company does not engage in any type of derivatives.

·	The piracy situation in the Gulf of Aden and in the Indian Ocean concerns us. The Company is taking measures to safeguard crew and assets.

·	The spot market for Suezmax tankers has softened this year. Going forward, rates may change quickly and unexpectedly.

Dividend Capacity

The Company will continue to keep a strong balance sheet with little net debt.

The Company is also in a good position to take advantage of strong shipping markets, which will quickly translate into increased dividend payouts.

Below is a chart indicating the annual dividend capacity based on a fleet of 20 vessels and 24 vessels at different spot market rates and today's sharecount.

The above is based on 355 income days per vessel per year. The net debt would be about $7m per vessel with a cash break-even level of $11,300 per day per vessel for a 20 vessel fleet. The graph shows the substantial dividend capacity of NAT.

Prices for second hand tankers have softened.  Should this trend continue, we will be in a position to buy additional vessels at advantageous prices when the time is right. Such acquisitions would increase the dividend capacity of the Company. It is a prerequisite for any expansion of the fleet that the dividend and earnings capacity per share increase.

R.S. Platou Economic Research a.s. reports that during seven of the last 11 years, up to the end of 2Q2011, tanker rates have averaged about $40,000 per day per vessel or more.  This is reflected in the graph shown later in this report. As a matter of policy the Company does not attempt to predict future spot rates.

Our primary objective is to enhance total return[1]  for our shareholders, including maximizing our quarterly dividend.

Financial Information

The Board has declared a dividend of $0.30 per share in respect of 2Q2011 to shareholders of record as of August 19, 2011 which is the same as for 1Q2011. The average number of shares outstanding for the second quarter of 2011 was 47,160,298

Earnings per share in 2Q2011 were -$0.21 per share compared to -$0.15 per share in 1Q2011. In 2Q2011 the general and administrative items include non-cash charges of $1.1m or $0.02 per share related to share based compensation (as communicated in our 4Q2010 report) and pension costs. The Company's operating cash flow[2] was $7.7m for 2Q2011, compared with $10.6m for 1Q2011.

[1] Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock
[2]  Operating cash flow is a non-GAAP number.  Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.

We continue to concentrate on keeping our vessel operating costs low, while always maintaining our commitment to safe vessel operations. As we expand our fleet, we do not anticipate our administrative costs to rise at the same rate as our expansion. We especially focus on the cost synergies of operating a homogenous fleet that consists of suezmaxes only.

As a general guideline, NAT does not accumulate cash in the Company as all generated cash after expenses is paid as dividend to shareholders. NAT has a low cash break-even level. The breakeven rate is the amount of average daily revenue our vessels would need to earn in the spot tanker market in order to cover our vessel operating expenses, general and administrative expenses, interest expense and other financial charges.

At the time of this report, the Company has net debt of $15.3m for the whole fleet ($0.9m per vessel) and has a revolving credit facility of $500m of which $95m has been drawn.

The $500m credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.  We believe the Company is an attractive borrower in the eyes of the banks.

The tightened terms of commercial bank financing and higher margins on shipping loans are challenging for shipping companies that are highly leveraged. By having little net debt, NAT is better positioned to navigate the financial seas, as we believe this is in the best interests of our shareholders.

The table below gives the quarterly and the annual dividend cash payments for the past 14 years. The dividends are essentially based on operating cashflow in the preceding quarter – i.e. the table shows the dividend paid each quarter.

The Company did not take delivery of a newbuilding (Nordic Galaxy) in August 2010 as it was not in a deliverable condition. The arbitration process has begun and is now expected to be finished during the autumn of 2011. The outcome of the arbitration will not affect the dividend going forward.

At the Annual General Meeting June 1, 2011, the bye-laws of the Company were changed to make them more up to date.

For further details on our financial position for 2Q2011, 1Q2011 and 2Q2010, please see later in this release.

Corporate Governance/Conflict of Interests

In the fall of 2010 the New York Stock Exchange Commission presented its final report on corporate governance. The Commission achieved consensus on 10 core principles. These principles include a) building long-term sustainable growth in shareholder value for the corporation as the board's fundamental objective, b) the critical role of management in establishing proper corporate governance, c) good corporate governance should be integrated with the company's business strategy and objectives and d) transparency for corporations and investors, sound disclosure policies and communication beyond disclosure. We believe the principles presented are essential elements of good corporate governance and the Company is in compliance with these principles.

It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties.  Interests must be aligned.  We will work to ensure that transactions with affiliates and/or related parties are transparent.

The Fleet

The Company has a fleet of 19 vessels including 2 newbuildings. By way of comparison, in the autumn of 2004, the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. At the end of 2009 and 2010 we had 15 vessels in operation.  In the autumn of 2011 the Company expects to have 19 vessels in operation. Please see the fleet list below. We expect that the expansion process will continue and that more vessels will be added to our fleet.

Vessel	Dwt	Employment

Nordic Harrier	151,475	Spot
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Nordic Sprite	147,188	Spot
Nordic Grace	149,921	Spot
Nordic Mistral	164,236	Spot
Nordic Passat	164,274	Spot
Nordic Vega	163,000	Spot
Nordic Breeze	158,000	Delivery expected in August 2011
Nordic Zenith	158,000	Delivery expected in October 2011

Total	2,973,410

The Nordic Harrier (previously named the Gulf Scandic) was redelivered to the Company last October from its charterer and went directly into drydock for repairs.  The ship had been operated by the charterers since the autumn of 2004.  The drydock period lasted until end of April 2011. Thereafter, the vessel has started trading in the spot tanker market. The vessel has not been technically operated according to sound maintenance practices by the charterer and its condition on redelivery to us was far below the contractual obligation of the charterer.  Therefore, NAT has a claim against the charterer for drydocking and other costs that the charterer is obligated to cover under the bareboat charter.  If the charterer does not agree to compensate us properly, we expect that the matter will go to arbitration. This will be clear later.

We continue to focus on the high technical quality of our fleet which is a requirement in tanker operations. Total off hire (out of service) for 2Q2011 was only 10 days for our trading fleet. The time out of service for the Nordic Harrier is excluded from the offhire calculation as the ship did not commence trading for our account until May 1, 2011.

World Economy and the Tanker Market

The outlook for the world economy remains uncertain. Seaborne imports of crude oil into the US are still at a fairly low level. There are indications that the US economy is struggling, especially with housing and unemployment. The economies of the Far East generally show strength, particularly compared with Europe where the economic conditions are weak in several countries.  Tanker market rates are also affected by newbuildings that enter the markets, increasing the supply of vessels.   As a matter of policy the Company does not attempt to predict future spot rates.

NAT is in the Gemini Cooperative arrangement. The average daily gross rate for our spot vessels was $16,600 per day during 2Q2011 compared with a gross rate of $18,000 per day during 1Q2010. In a low market vessels may be waiting to get a cargo while in a more robust market environment waiting days are minimized.

In a weak tanker market the speed of our vessels is much lower on the ballast voyages than in a stronger market.  To save bunkers some vessels go as low as 8 knots in ballast depending upon the technical features of the vessels. We are in the process of installing fuel saving equipment on our vessels.

The graph above shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s.  The daily rates as reported by shipbrokers and by Imarex may vary significantly from the actual rates we achieve in the market, but these rates are in general an indication of the level of the market and its direction.

The impact on the tanker market of the Libyan situation is still unclear since the Libyan oil (exports are about 1.3 million barrels a day) has to be replaced from elsewhere. If that additional oil comes from the Middle East instead of Libya, for example, it will need to be shipped a longer distance to reach consumers, creating additional demand for vessels.

The release of about 60 million barrels of oil from the strategic reserves in the Western world does not impact the tanker market to any significant degree. It is still difficult to assess the impact of the tragedy in Japan. However, nuclear power may become less attractive, creating demand for other energy forms such as oil, gas and coal. In any analysis of the tanker industry, the direction of the global economy is always the biggest imponderable.

Strategy going forward

Our objective is to have a strategy that is flexible and has benefits in both a strong tanker market and a weak one.  If the market improves, higher earnings and dividends can be expected.  If the market is weaker, dividends will be lower. However, if rates remain low, the Company is in a position to buy vessels inexpensively by historical standards. The Company is able to improve its relative position in a weak market and is also able to reap the benefits of a stronger environment thereafter.

After an acquisition of vessels or other forms of expansion, the Company should be able to pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place.

Our full dividend payout policy will continue to enable us to achieve a competitive, risk adjusted cash yield over time compared with that of other tanker companies.

Our Company is well positioned in this marketplace. We shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate, predictable and transparent way.

We encourage investors wishing to receive dividends and to have exposure to the tanker sector to assess our model.

* * * * *

NORDIC AMERICAN TANKERS LIMITED
Amounts in USD '000

CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Six Months Ended
	June 30, 2011 (unaudited)	Mar. 31, 2011 (unaudited)	June 30, 2010 (unaudited)	June 30, 2011 (unaudited)	June 30, 2010 (unaudited)
Net Voyage Revenue	23 835	25 531	38 648	49 366	80 411
Vessel Operating Expenses	(13 116)	(12 504)	(11 684)	(25 620)	(23 324)
General and Administrative Expenses	(4 184 )*	(3 596 )*	(3 011 )*	(7 781 )**	(7 750 )**
Depreciation Expenses	(16 117)	(16 004)	(15 799)	(32 120)	(30 988)
Operating Expenses	(33 417)	(32 104)	(30 494)	(65 521)	(62 062)
Net Operating Income	(9 582)	(6 573)	8 154	(16 155)	18 349
Interest Income	0	1	245	1	354
Interest Expense	(418)	(400)	(495)	(819)	(1 255)
Total Other Expenses	(418)	(399)	(250)	(818)	(901)
Net Income	(10 000)	(6 972)	7 904	(16 973)	17 448
Basic Earnings per Shares	(0.21)	(0.15)	0.17	(0.36)	0.38
Basic Weighted Average Number of Common Shares Outstanding	47 160 298	46 898 782	46 898 782	47 030 263	46 198 591
Common Shares Outstanding	47 224 782	46 898 782	46 898 782	47 224 782	46 898 782

*)
The G&A for the three months ended June 30, 2011, Mar. 31, 2011 and June 30, 2010 include non-cash charges of $ 1.1m, $ 1.1m, and $ 0.1m respectively which are charges related to share based compensation and pension cost.

**)	The G&A for the six months ended June 30, 2011 and June 30, 2010 include non-cash charges of $ 2.3 and $ 2.9m which are charges relate to share based compensation and pension cost.

CONDENSED BALANCE SHEETS	June 30, 2011 (unaudited)	June 30, 2010 (unaudited)	Dec. 31, 2010

Cash and Cash Equivalents	12 413	217 208	17 221
Accounts Receivable	10 718	17 449	11 046
Prepaid Expenses and Other Current Assets	45 461	84 757	43 376
Vessels, Net	966 088	922 859	988 263
Other Non-current Assets	25 040	21 797	23 177
Total Assets	1 059 720	1 264 070	1 083 083

Accounts Payable	3 234	2 499	2 934
Accrued liabilities	5 987	4 796	4 060
Long-term Debt	90 000	200 000	75 000
Deferred Compensation Liability	9 739	5 699	8 134
Shareholders' Equity	950 760	1 051 076	992 955
Total Liablilities and Shareholders' Equity	1 059 720	1 264 070	1 083 083

CONDENSED STATEMENTS OF CASH FLOW	Six Months Ended		Twelve Months Ended
	June 30, 2011 (unaudited)	June 30, 2010 (unaudited)	Dec. 31, 2010
Net Cash Provided by Operating Activities	9 679	41 823	57 752
Investment in Vessels	(3 595)	(47 163)	(202 810)
Advanced payments related to Newbuildings	0	(104 595)	0
Net cash Used in Investing Activitites	(3 595)	(151 758)	(202 810)
Proceeds from Issuance of Common Stock	0	136 511	136 510
Proceeds from Use of Credit Facility	15 000	200 000	225 000
Repayments on Credit Facility	0	0	(150 000)
Dividends Paid	(25 892)	(39 864)	(79 728)
Net Cash Provided by (Used in) Financing Activities	(10 892)	296 647	131 783
Net Increase (Decrease) in Cash and Cash Equivalents	(4 808)	186 712	(13 275)
Cash and Cash Equivalents at Beginning of Period	17 221	30 496	30 496
Cash and Cash Equivalents at End of Period	12 413	217 208	17 221

NORDIC AMERICAN TANKERS LIMITED

Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

	Three Months Ended			Six Months Ended

	June 30, 2011 (unaudited)	Mar. 31, 2011 (unaudited)	June 30, 2010 (unaudited)	June 30, 2011 (unaudited)	June 30, 2010 (unaudited)
Voyage Revenues	26 057	27 929	38 648	53 986	80 411
Voyage Expenses	(2 222)	(2 398)	0	(4 620)	0
Net Voyage Revenues (1)	23 835	25 531	38 648	49 366	80 411

Three Months Ended
	June 30, 2011 (unaudited)	Mar. 31, 2011 (unaudited)	June 30, 2010 (unaudited)
Net Operating Income	(9 582)	(6 573)	8 154
Depreciation Expense	16 117	16 004	15 799
Share Based Compensation and Pension Cost	1 125	1 146	(116)
Operating Cash Flow (2)	7 660	10 577	23 837

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United  States and should not be considered as an alternative to net income or any other indicator of the  Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an altenative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tankers Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American Tankers Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Jacob Ellefsen, Head of Research, United Kingdom
Nordic American Tankers Limited
Tel: + 44 20 31 78 58 20   or + 44 78 27 92 94 11

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tankers Limited
Tel:  +1 866 805 9504 or + 47 901 46 291